

Mail Stop 3561

August 11, 2016

Ian T. Blackley
Chief Financial Officer
OSG International, Inc.
600 Third Avenue, 39th Floor
New York, NY 10016

> **Re: OSG International, Inc.**
> **Registration Statement on Form 10-12B**
> **Filed July 15, 2016**
> **File No. 001-37836**

Dear Mr. Blackley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B

General

1. We note that it does not appear that you intend to register the spin-off under the Securities Act. We also note that the spin-off includes a distribution of shares of OIN to holders of OSG Class A warrants. Please provide us with your analysis regarding whether the spin-off constitutes a "sale" for purposes of the Securities Act, including whether the spin-off is pro rata to the stockholders of OSG.

Exhibit 99.1

Summary, page 13

2. Please provide a brief summary of OSG's bankruptcy and recent emergence from bankruptcy in this section.

Overview, page 13

3. We note your disclosure that through joint venture partnerships, you have ownership interests in four liquefied natural gas carriers and two floating storage and offloading service vessels. To the extent material, please disclose in your filing the terms of the joint venture agreements and file them as exhibits with your next amendment.

Strengths, page 14

4. We note your disclosure on page 14 that your competitive strengths "enable [you] to consistently generate cash flows across market cycles." Please revise to clarify such disclosure, given the disclosure in your table on page 53 that shows a history of decreasing annual shipping revenues, net losses, and net cash used in operating activities.

Risk Factors, page 21

5. We note your disclosure on page 43 that consideration should be given to various factors when reviewing forward-looking statements, including "the impact that a British exit from the E.U. might have on global trading parties." However, we note that you have not provided related risk factor disclosure. Please advise as to whether this presents a material risk to you.

Risks Related to Our Industry, page 21

OIN conducts its operations internationally, page 24

6. We note your disclosure that labor rules and collective bargaining arrangements in non-U.S. jurisdictions have the potential to have a material adverse effect on your business. If material, please disclose here how many of your employees are subject to collective bargaining arrangements.

The Spin-Off, page 44

Purpose of the Spin-Off, page 44

7. We note that the discussion of the factors that the OSG board considered related to the spin-off does not include a discussion of the alternative to merge OIN with another

company. In that regard, we note Mr. Blackley's statements during the earnings call on March 1, 2016 that OSG's preference would be to merge OIN with another tanker company to provide a vehicle with significantly greater liquidity and scale as OIN is smaller than OSG would like it to be as a standalone. Please revise to address such considerations, or tell us why you do not believe such information is material.

Certain U.S. Federal Income Tax Consequences of the Distribution, page 47

8. We note your disclosure on page 47 that "[t]his summary is for general information only" and "does not address all possible tax considerations that may be material . . . to a holder." Please clarify, if true, that this section addresses the material tax consequences of the transaction. In addition, please revise the statement that the tax summary is "for general information only" to remove the implication that investors are not entitled to rely on the disclosure in this section.

Business, page 56

9. Please expand your discussion regarding the six commercial pools in which you participate, including the size of each pool and the material terms of your pooling agreements, including how the revenues are allocated among the members of the pool and how your "fleet maintains full vetting approvals."

Strengths, page 56

Leading operator of International Flag vessels, page 56

10. We note your disclosure that the weighted-average age (by carrying capacity) of your ships is eleven years. Please disclose the average age of ships that operate in your industry.

Strategy, page 57

Fleet Operations, page 58

Fleet Summary, page 58

11. Please disclose the term of the agreements for your chartered-in vessels.

Employees, page 61

12. Please clarify the total number of employees you will have after the spin-off transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 74

Results from Vessel Operations, page 77

13. Please revise to quantify each of the underlying factors that contributed to material changes between periods. For example, in your discussion on changes in TCE revenues, you attribute the increase in 2015 to strengthening rates, offset by a decrease in revenue days from fewer chartered-in days, reduced participation in the Lightering business, and the sale of vessels. Please quantify the amount of each of the factors here and throughout your results of operations section. See Item 303(a)(3)(i) of Regulation S-K.

International Crude Tankers, page 81

14. We note the presentation of "Income/(loss) from vessel operations" in the table provided. This total appears to represent the "adjusted income/(loss) from vessel operations" measure presented in your segment footnote to the financial statements, and not the GAAP measure presented on the income statement. Please revise your presentation or label the total as "adjusted". Also in this regard, it appears that note (a) to this table is not associated with Average daily TCE rates. Please revise.

Certain Relationships and Transactions with Related Persons, Affiliates and Affiliated Entities, page 104

Relationship with OSG, page 104

15. Please disclose the material terms of your transition services agreements.

Limitations on Liability and Indemnification of Officers and Directors, page 107

16. We note your disclosure that your Amended and Restated Articles of Incorporation limit the liability of your directors to the fullest extent permitted by the Republic of the Marshall Islands Business Corporations Act (BCA), and requires that you will provide them with customary indemnification. Please revise to provide a description of limitations of liability permitted by the BCA, and to provide a description of the indemnification provisions in your articles of incorporation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Brillant at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3584 with any other questions.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: Jeffrey D. Karpf, Esq.
        Cleary Gottlieb Steen & Hamilton LLP